DESCRIPTION OF VERBAL ARRANGEMENTS WITH INDEPENDENT CONTRACTORS


     Set forth below is a description of our verbal arrangements with eight individuals, including six programmers/analysts, one application specialist and one project manager, who are currently performing services for us on an independent contract basis. All consultants, except the network manager, receive 50% of their total customer billings as remuneration. In the event that a project is completed by more than one consultant, each consultant's portion of 50% of the total fee income generated by that customer's project is allocated pro rata based upon the number of hours spent. The network manager receives 2% of the total customer billings by all consultants. In addition to the foregoing compensation, we have occasionally paid bonuses in the amount of $250 to consultants whose services benefited Wedge Net, but did not generate fee income from customers. We recently discontinued our practice of paying $750 fellowships to student interns receiving college credit for services performed for us.